Exhibit 99.1

Annual General Meeting

The Registrant hereby announces that at the Annual General Meeting of shareholders held on October 21, 2021, the following proposed resolutions were adopted:

1.	To elect Ms. Osnat Gur to serve as a director on the Company’s Board of Directors (the “Board”) for a term of 3 years (Class A), and until her successor has been duly elected and qualified;

2.	To ratify and approve the indemnification and exemption arrangements for directors and officers;

3.	To approve the grant of options to the CEO;

4.	To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2021, and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on September 3, 2021.